Exhibit 4.2

1847 HOLDINGS LLC

SHARE DESIGNATION

OF

SERIES E PREFERRED SHARES

(no par value per share)

The undersigned duly authorized officer of 1847 Holdings LLC, a Delaware limited liability company (the “Company”), hereby certifies that, pursuant to the authority conferred upon the board of directors of the Company (the “Board”) by Section 3.3(b) of the Second Amended and Restated Operating Agreement of the Company, dated January 19, 2018, as amended (as such may be amended, modified or restated from time to time, the “Operating Agreement”), the Board on December 30, 2024 adopted a resolution which creates a series of preferred shares of the Company as follows:

RESOLVED, that pursuant to the authority vested in the Board in accordance with the provisions Section 3.3(b) of the Operating Agreement, a series of preferred shares is hereby created, and that the designation and number of shares of such series and the voting powers, designations, preferences and relative, participating, optional or other rights and the qualifications, limitations and restrictions thereof, are as set forth in the Operating Agreement and this Share Designation, as it may be amended from time to time, as follows:

1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Adjournment Proposal” means any proposal to adjourn any meeting of shareholders called for the purpose of voting on the Share Increase Proposal, the EIP Increase Proposal, the Warrant Proposal and the Warrant Adjustment Proposal.

“Allocation Shares” means the Company’s Allocation Shares, as defined in the Operating Agreement.

“Business Day” means a day on which the New York Stock Exchange is open for trading and which is not a Saturday, Sunday, or other day on which banks in New York City are authorized or required by law to close.

“Common Shares” means the Company’s Common Shares, as defined in the Operating Agreement.

“Dissolution” means any liquidation, dissolution or winding up of the Company, whether voluntarily or involuntarily; provided, however, that neither the merger or consolidation of the Company with or into any other entity, nor the sale, lease, exchange or other disposition of all or substantially all of the Company’s assets shall, in and of itself, be deemed to constitute a Dissolution.

“EIP Increase Proposal” means any proposal submitted to the Company’s shareholders to adopt an amendment to the Company’s 2023 Equity Incentive Plan, as amended (the “Plan”), to increase the number of Common Shares reserved under the Plan to 5,000,000 shares.

“Holders” means the holders of the Series E Preferred Shares.

“Person” means natural persons, companies, limited liability companies, unlimited liability companies, limited partnerships, general partnerships, limited liability partnerships, joint ventures, trusts, land trusts, business trusts, or other organizations, irrespective of whether they are legal entities, and governments and agencies and political subdivisions thereof.

“Pre-Funded Warrants” means the pre-funded warrants for the purchase of an aggregate 38,873,908 Common Shares issued by the Company to certain purchasers on December 16, 2024.

“Prior Series A Warrants” means the Series A Warrants to purchase Common Shares issued by the Company to certain purchasers on October 30, 2024.

“Prior Series B Warrants” means the Series B Warrants to purchase Common Shares issued by the Company to certain purchasers on October 30, 2024.

“Proposals” means the Share Increase Proposal, the EIP Increase Proposal, the Warrant Proposal, the Warrant Adjustment Proposal and the Adjournment Proposal.

“Requisite Holders” means the Holders of a majority of Series E Preferred Shares then outstanding.

“SEC” means the U.S. Securities and Exchange Commission.

“Series A Preferred Shares” means the Company’s Series A Senior Convertible Preferred Shares.

“Series A Warrants” means the series A warrants for the purchase of an aggregate 42,311,118 Common Shares issued by the Company to certain purchasers on December 16, 2024.

“Series B Warrants” means the series B warrants for the purchase of an aggregate of 42,311,118 Common Shares issued by the Company to certain purchasers on December 16, 2024.

“Series C Preferred Shares” means the Company’s Series C Senior Convertible Preferred Shares.

“Series D Preferred Shares” means the Company’s Series D Senior Convertible Preferred Shares.

“Share Increase Proposal” means any proposal submitted to the Company’s shareholders to adopt an amendment to the Operating Agreement to increase the number of authorized Common Shares from 500,000,000 shares to 2,000,000,000 shares.

“Transfer” means, directly or indirectly, whether by merger, consolidation, share exchange, division, or otherwise, the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of the Series E Preferred Shares (or any right, title or interest thereto or therein) or any agreement, arrangement or understanding (whether or not in writing) to take any of the foregoing actions.

“Warrants” means the Pre-Funded Warrants, the Series A Warrants and the Series B Warrants.

“Warrant Adjustment Proposal” means any proposal submitted to the Company’s shareholders to approve (i) an adjustment to the exercise price and the Floor Price (as defined in the Prior Series A Warrants) of the outstanding Prior Series A Warrants to $0.81 (subject to adjustments for stock splits, stock combinations, recapitalizations and similar transactions), and a corresponding increase to the number of Common Shares underlying the Prior Series A Warrants so that the aggregate exercise value shall remain unchanged, and (ii) an adjustment to the exercise price and the Floor Price (as defined in the Prior Series B Warrants) of the outstanding Prior Series B Warrants to $0.54 (subject to adjustments for stock splits, stock combinations, recapitalizations and similar transactions), and a corresponding increase to the number of Common Shares underlying the Prior Series B Warrants so that the aggregate exercise value shall remain unchanged.

“Warrant Proposal” means any proposal submitted to the Company’s shareholders to approve the issuance of all Common Shares that may be issued upon exercise of the Warrants, which, for the avoidance of doubt, includes all Common Shares that may be issued as a result of any (i) voluntary adjustment by the Company, from time to time, of the exercise price of any and all outstanding Series A Warrants and Series B Warrants pursuant to the terms of the Series A Warrants and the Series B Warrants, (ii) adjustment to the exercise price and number of Common Shares underlying the Series A Warrants and the Series B Warrants in the event of a Share Combination Event (as defined in the Series A Warrants and the Series B Warrants), (iii) adjustment to the exercise price and number of Common Shares underlying the Series A Warrants and the Series B Warrants following the Reset Date (as defined in the Series A Warrants and the Series B Warrants); (iv) adjustment to the exercise price and number of Common Shares underlying the Series A Warrants and the Series B Warrants following a Dilutive Issuance (as defined in the Series A Warrants and the Series B Warrants), or (iv) alternative cashless exercise pursuant to Section 2.3 of the Series A Warrants, as well as to fully implement the adjustments contemplated by the definition of the “Floor Price” contained in the Series A Warrants and the Series B Warrants.

2. Designation and Number of Shares; Admission as Member.

(a) There is hereby created a new series of shares of the Company that are designated as the “Series E Preferred Shares” (the “Series E Preferred Shares”). The number of shares constituting such series shall be 50,000,000. Each Series E Preferred Share shall have a stated value of $0.001 per share (the “Stated Value”). Each Series E Preferred Share shall be identical in all respects to every other Series E Preferred Share.

(b) A Person shall be admitted as a Member (as defined in the Operating Agreement) and shall become bound by the terms of the Operating Agreement, including this Share Designation, if such Person purchases or otherwise lawfully acquires any Series E Preferred Shares and becomes the record holder of such shares in accordance with the provisions of this Share Designation and the Operating Agreement.

3. Ranking. The Series E Preferred Shares shall, with respect to the distribution of assets upon a Dissolution, be deemed to rank:

(a) senior to all Common Shares, Allocation Shares and to each other class or series of Additional Securities (as defined in the Operating Agreement) of the Company that is established in accordance with the Operating Agreement after the date of this Share Designation and that is not expressly made senior to or on parity with the Series E Preferred Shares as to the distribution of assets upon a Dissolution (the “Junior Securities”);

(b) on parity with each class or series of Additional Securities of the Company that is established in accordance with the Operating Agreement after the date of this Share Designation and that is not expressly subordinated or made senior to the Series E Preferred Shares as to the distribution of assets upon a Dissolution, whether or not the liquidation prices per share thereof differ from those of the Series E Preferred Shares (the “Parity Securities”); and

(c) junior to all of the Company’s indebtedness and other liabilities with respect to assets available to satisfy claims against the Company, the Series A Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares and to each other class or series of Additional Securities of the Company that is expressly made senior to the Series E Preferred Shares as to the distribution of assets upon a Dissolution (“Senior Securities”).

4. Dividends. The Holders of Series E Preferred Shares, as such, shall not be entitled to receive dividends of any kind on the Series E Preferred Shares.

5. Liquidation.

(a) Subject to the rights of the Company’s creditors and the holders of any Senior Securities or Parity Securities, upon any Dissolution, before any payment or distribution of the assets of the Company (whether capital or surplus) shall be made to or set apart for the holders of Junior Securities as to the distribution of assets on any Dissolution, each Holder of outstanding Series E Preferred Shares shall be entitled to receive an amount of cash equal to one hundred percent (100%) of the Stated Value. If, upon any Dissolution, the assets of the Company, or proceeds thereof, distributable among the Holders of the Series E Preferred Shares shall be insufficient to pay in full the preferential amount payable to the Holders of the Series E Preferred Shares as described in this Section 5(a) and liquidating payments on any other shares of any class or series of Parity Securities as to the distribution of assets on any Dissolution, then such assets, or the proceeds thereof, shall be distributed among the holders of Series E Preferred Shares and any such other Parity Securities ratably in accordance with the respective amounts that would be payable on such Series E Preferred Shares and any such other Parity Securities if all amounts payable thereon were paid in full.

(b) Subject to the rights of the Company’s creditors and the holders of any Senior Securities or Parity Securities, upon any Dissolution, after payment shall have been made in full to the Holders of the Series E Preferred Shares in accordance with this Section 5, the holders of any other series or class or classes of Junior Securities shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the Holders of the Series E Preferred Shares shall not be entitled to share therein or have any other right or claim to such assets.

(c) Written notice of any such Dissolution, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage prepaid, not less than twenty (20) nor more than sixty (60) days prior to the payment date stated therein, to each record Holder of the Series E Preferred Shares at the respective address of such Holders as the same shall appear on the stock transfer records of the Company.

6. Voting Rights.

(a) Except as otherwise provided herein, each outstanding Series E Preferred Share shall have 1,000,000 votes per share. The outstanding Series E Preferred Shares shall vote together with the outstanding Common Shares as a single class exclusively with respect to the Proposals and shall not be entitled to vote on any other matter except to the extent required under the Operating Agreement or the Delaware Limited Liability Company Act. Notwithstanding the foregoing, and for the avoidance of doubt, each Series E Preferred Share redeemed pursuant to the Initial Redemption (as defined below) shall have no voting power with respect thereto, and the Holder of each Series E Preferred Share redeemed pursuant to the Initial Redemption shall have no voting power with respect to any such Series E Preferred Share on, the Proposals.

(b) Unless otherwise provided on any applicable proxy or ballot with respect to the voting on the Proposals, the vote of each Series E Preferred Share entitled to vote on the Proposals shall be cast in the same manner as the vote, if any, of the Common Shares in respect of which such Series E Preferred Share was issued as a dividend is cast on the Proposals, as applicable, and the proxy or ballot with respect to Common Shares held by any Holder on whose behalf such proxy or ballot is submitted will be deemed to include all Series E Preferred Shares held by such Holder. Holders of Series E Preferred Shares will not receive a separate ballot or proxy to cast votes with respect to the Series E Preferred Shares on the Proposals.

7. Redemption.

(a) All Series E Preferred Shares that are not duly voted by proxy prior to the opening of any meeting of shareholders held to vote on the Proposals, in the manner as specifically described in the definitive proxy statement (as may be amended and supplemented) filed by the Company with SEC and made available to the Company’s shareholders in connection with such meeting, shall automatically be redeemed by the Company as of immediately prior to the opening of such meeting (the “Initial Redemption Time”) without further action on the part of the Company or the Holder thereof (the “Initial Redemption”).

(b) Any outstanding Series E Preferred Shares that have not been redeemed pursuant to an Initial Redemption shall be redeemed in whole, but not in part, automatically upon the approval by the Company’s shareholders of the Proposals at any meeting of shareholders held for the purpose of voting on the Proposals (any such redemption pursuant to this Section 7(b), the “Subsequent Redemption”). As used herein, the “Subsequent Redemption Time” shall mean the effective time of the Subsequent Redemption.

(c) Notwithstanding anything to the contrary herein or otherwise, the Board may, in its sole discretion and at any time, order redemption of all (but not part) of the outstanding Series E Preferred Shares by delivering written notice of redemption to each Holder of record of outstanding Series E Preferred Shares not less than two (2) days prior to the redemption date specified in such notice (the “Discretionary Redemption” and, together with the Initial Redemption and Subsequent Redemption, the “Redemptions”). As used herein, the “Redemption Time” shall mean (i) with respect to the Initial Redemption, the Initial Redemption Time, (ii) with respect to the Subsequent Redemption, the Subsequent Redemption Time, and (iii) with respect to the Discretionary Redemption, such time and date specified by the Board in its sole discretion for the effectiveness of the Discretionary Redemption.

(d) Each Series E Preferred Share redeemed in any Redemption pursuant to this Section 7 shall be redeemed in consideration for the right to receive an amount equal to $0.01 in cash for each ten (10) Series E Preferred Shares that are “beneficially owned” by the “beneficial owner” (as such terms are defined below) thereof as of immediately prior to the applicable Redemption Time and redeemed pursuant to such Redemption, payable upon the applicable Redemption Time; provided, however, that for the avoidance of doubt, the redemption consideration in respect of the Series E Preferred Shares redeemed in any Redemption pursuant to this Section 7: (x) shall entitle the former beneficial owners of less than ten (10) Series E Preferred Shares redeemed in any Redemption to no cash payment in respect thereof and (y) shall, in the case of a former beneficial owner of a number of Series E Preferred Shares redeemed pursuant to any Redemption that is not equal to a whole number that is a multiple of ten (10), entitle such beneficial owner to the same cash payment, if any, in respect of such Redemption as would have been payable in such Redemption to such beneficial owner if the number of Series E Preferred Shares beneficially owned by such beneficial owner and redeemed pursuant to such Redemption were rounded down to the nearest whole number that is a multiple of ten (10) (such that, for example, the former beneficial owner of 25 Series E Preferred Shares redeemed pursuant to any Redemption shall be entitled to receive the same cash payment in respect of such Redemption as would have been payable to the former beneficial owner of 20 Series E Preferred Shares redeemed pursuant to such Redemption). As used herein, a Person shall be deemed the “beneficial owner” of, and shall be deemed to “beneficially own,” any securities which such Person is deemed to beneficially own, directly or indirectly, within the meaning of Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

(e) From and after the time at which any Series E Preferred Shares are called for redemption (whether automatically or at the direction of the Board), such Series E Preferred Shares shall cease to be outstanding, and the only right of the former Holders of such Series E Preferred Shares, as such, will be to receive the applicable redemption price, if any. The Series E Preferred Shares redeemed by the Company pursuant to this Share Designation shall, upon such redemption, be automatically retired. Notwithstanding anything to the contrary herein or otherwise, and for the avoidance of doubt, any Series E Preferred Shares that have been redeemed pursuant to an Initial Redemption shall not be deemed to be outstanding for the purpose of voting or determining the number of votes entitled to vote on any matter submitted to shareholders from and after the time of the Initial Redemption. Notice of any meeting of shareholders for the submission to shareholders of the Proposals shall constitute notice of a redemption of Series E Preferred Shares pursuant to an Initial Redemption and result in the automatic redemption of the applicable Series E Preferred Shares pursuant to the Initial Redemption at the Initial Redemption Time pursuant to Section 7(a) hereof. Notice by the Company of the shareholders’ approval of the Proposals, whether by press release or by the filing of a Current Report on Form 8-K with the SEC, shall constitute a notice of a redemption of Series E Preferred Shares pursuant to a Subsequent Redemption and result in the automatic redemption of the applicable Series E Preferred Shares pursuant to the Subsequent Redemption at the Subsequent Redemption Time pursuant to Section 7(b) hereof. In connection with the execution of this Share Designation, the Company has set apart funds for payment for the redemption of all Series E Preferred Shares pursuant to the Redemptions and shall continue to keep such funds apart for such payment through the payment of the purchase price for the Redemption of all such Series E Preferred Shares.

8. Transfer. No Series E Preferred Shares may be Transferred by the Holder thereof except in connection with a transfer by such Holder of any Common Shares held thereby, in which case a number of Series E Preferred Shares equal to the number of Common Shares to be transferred by such Holder shall be automatically transferred to the transferee of such Common Shares.

9. Miscellaneous.

(a) Any and all notices or other communications or deliveries to be provided by the Holders hereunder shall be in writing and delivered by facsimile, by electronic mail, or sent by a nationally recognized overnight courier service, addressed to the Company at 590 Madison Avenue, 21st Floor, New York, NY 10022, attention: Chief Financial Officer, e-mail address vhoward@1847holdings.com, or such other facsimile number, e-mail address or address as the Company may specify for such purposes by notice to the holders delivered in accordance with this Section 9(a). Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered by facsimile, by electronic mail, or sent by a nationally recognized overnight courier service, addressed to each Holder at the facsimile number, e-mail address or address of such Holder appearing on the books of the Company, or if no such facsimile number, email address or address appears on the books of the Company, at the principal place of business of such Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile or electronic mail prior to 5:30 p.m. (New York City time) on any date, (ii) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile or electronic mail on a day that is not a Business Day or later than 5:30 p.m. (New York City time) on any Business Day, (iii) the second Business Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

(b) All questions concerning the construction, validity, enforcement and interpretation of this Share Designation shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof.

(c) This Share Designation may be amended, or any provision of this Share Designation may be waived by the Company solely with the affirmative vote at a duly held meeting or written consent of the Requisite Holders. Any waiver by the Company or a Holder of a breach of any provision of this Share Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Share Designation or a waiver by any other Holders, except that a waiver by the Requisite Holders will constitute a waiver of all Holders. The failure of the Company or a Holder to insist upon strict adherence to any term of this Share Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Share Designation on any other occasion. Any waiver by the Company or a Holder must be in writing.

(d) If any provision of this Share Designation is invalid, illegal or unenforceable, the balance of this Share Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances.

(e) The headings contained herein are for convenience only, do not constitute a part of this Share Designation and shall not be deemed to limit or affect any of the provisions hereof.

* * * * * * *

IN WITNESS WHEREOF, this Share Designation, which shall be made effective pursuant to Article III of the Operating Agreement, is executed by the undersigned this 30th day of December, 2024.

1847 HOLDINGS LLC

By:	/s/ Ellery W. Roberts
Name:	Ellery W. Roberts
Title:	Chief Executive Officer